Exhibit 4.2

DESCRIPTION OF SECURITIES

The following descriptions are summaries of the material terms of the Memorandum of Association and Articles of Association (the “Articles of Association”) of Mimecast Limited, a corporation organized under the laws of Jersey, Channel Islands (Company No. 119119) (the “Company”). Reference is made to the more detailed provisions of the Articles of Association. Please note that this summary is not intended to be exhaustive. For further information, please refer to the full version of the Company’s Articles of Association, which is included as Exhibit 3.1 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2020 as filed with the Securities and Exchange Commission (the “SEC”).

General

The Company was established under the laws of Jersey, Channel Islands, on July 28, 2015 with registered number 119119. The Company’s register of members is kept at Queensway House, Hilgrove Street, St. Helier, Jersey JE1 1ES and the Company’s U.S. Branch register is held at 150 Royall Street, Canton, Massachusetts USA 02021. The Company’s registered office is 22 Grenville Street, St. Helier, Jersey JE4 8PX. The Company Secretary is Robert P. Nault and the Company’s assistant secretary is Mourant Secretaries (Jersey) Limited. Under the Company’s Articles of Association, the Company’s authorized share capital consists of 300,000,000 ordinary shares, nominal value $0.012 per share, and 5,000,000 preferred shares, nominal value $0.012 per share.

Issued Share Capital

The Company’s issued share capital as of March 31, 2020 was 62,791,691 ordinary shares with a nominal value of $0.012 per share.  Each issued ordinary share is fully paid. The Company currently has no deferred shares in its issued share capital. In the future, the Company’s issued share capital can be determined by reference to Company’s Quarterly Reports on Form 10-Q and Annual Report on Form 10-K filed from time to time with the SEC.

Ordinary Shares

The holders of ordinary shares are entitled to receive dividends in proportion to the number of ordinary shares held by them. Holders of ordinary shares are entitled, in proportion to the number of ordinary shares held by them, to share in any surplus in the event of the Company’s winding up. The holders of ordinary shares are entitled to receive notice of, attend either in person or by proxy or, being a corporation, by a duly authorized representative, and vote at general meetings of shareholders.

Preferred Shares

Pursuant to Jersey law and the Company’s Articles of Association, the Company’s board of directors by resolution may establish one or more classes of preferred shares having such number of shares, designations, dividend rates, relative voting rights, liquidation rights and other relative participation, optional or other special rights, qualifications, limitations or restrictions as may be fixed by the board without any further shareholder approval. Such rights, preferences, powers and limitations as may be established would be preferential to the rights attaching to the Company’s ordinary shares and could also have the effect of discouraging an attempt to obtain control of the Company.

Share Options and Restricted Share Units

As of March 31, 2020, there were options to purchase 6,271,111 ordinary shares outstanding and 1,276,840 unvested restricted share units outstanding. In the future, information on the Company’s outstanding share options and restricted share units can be determined by reference to Company’s Quarterly Reports on Form 10-Q and Annual Report on Form 10-K filed from time to time with the SEC.

Foreign Ownership of Ordinary Shares

Neither Jersey law nor the Company’s Articles of Association places limitations on the right of nonresident or foreign owners to vote or hold ordinary shares.

Anti-Takeover Effects of Certain Provisions of the Company’s Articles of Association

General

The Company’s Articles of Association contain provisions that could have the effect of delaying, deterring or preventing another party from acquiring or seeking to acquire control of the Company. These provisions, as well as the Company’s ability to issue preferred shares, are designed to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also intended to encourage anyone seeking to acquire control of the Company to negotiate first with the Company’s board of directors. However, these provisions may also delay, deter or prevent a change in control or other takeovers of the Company that shareholders might consider to be in their best interests, including transactions that might result in a premium being paid over the market price of the Company’s ordinary shares and also may limit the price that investors are willing to pay in the future for the Company’s ordinary shares. These provisions may also have the effect of preventing changes in the Company’s management. The Company believes that the benefits of increased protection give the Company the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Company, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms. A description of these provisions is set forth below.

Staggered Board of Directors

The Company’s Articles of Association provide for a staggered board of directors consisting of three classes of directors. Directors of each class are chosen for three-year terms upon the expiration of their current terms and each year one class of the Company’s directors are elected by the Company’s shareholders. Shareholders elect directors for three-year terms upon the expiration of their current terms. Shareholders elect only one class of directors each year. The Company believes that classification of the Company’s board of directors helps to ensure the continuity and stability of the Company’ s business strategies and policies as determined by the board of directors. There is no cumulative voting in the election of directors. As such, this classified board provision could have the effect of making the replacement of incumbent directors more time-consuming and difficult. At least two annual general meetings of shareholders, instead of one, will generally be required to effect a change in a majority of the board of directors. Thus, the classified board provision could increase the likelihood that incumbent directors will retain their positions. The staggered terms of directors also may delay, defer or prevent a tender offer or an attempt to change control of the Company, even though a tender offer or change in control might be believed by shareholders to be in their best interest.

Issuance of Preferred Shares

The ability to authorize and issue preferred shares is vested in the Company’s board of directors, which makes it possible for the board of directors to issue preferred shares with voting or other rights or preferences that could impede the success of any attempt to change control of the Company. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of the Company.

No Shareholder Action by Written Consent

The Company’s Articles of Association provide that all shareholder actions are required to be taken by a vote of the shareholders at an annual or special meeting, and that shareholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take shareholder actions and would prevent the amendment of the Company’s Articles of Association or removal of directors by shareholders without holding a meeting of shareholders.

Advance Notice Procedure

The Company’s Articles of Association provide an advance notice procedure for shareholders to nominate director candidates for election, including proposed nominations of persons for election to the board of directors. Subject to the rights of the holders of any series of preferred shares, only persons nominated by, or at the direction of, the Company’s board of directors or by a shareholder who has given proper and timely notice to the Company’s secretary prior to the meeting, will be eligible for election as a director. In addition, any proposed business other than the nomination of persons for election to the board of directors must constitute a proper matter for shareholder action pursuant to the notice of meeting delivered to the Company. For notice to be timely, it must be received by the Company Secretary not less than 90 nor more than 120 calendar days prior to the first anniversary of the previous year’s annual meeting (or if the date of the annual meeting is advanced more than 30 calendar days or delayed by more than 60 calendar days from such anniversary date, not earlier than the 120th calendar day nor more than 90 days prior to such meeting or the 10th calendar day after public announcement of the date of such meeting is first made). These advance notice provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempt to obtain control of the Company

Limitation of Liability of Directors and Officers

The Company’s Articles of Association include provisions that indemnify, to the fullest extent allowable under Jersey law, the personal liability of directors or officers for monetary damages for actions taken as the Company’s director or officer, or for serving at the Company’s request as a director or officer or another position at another corporation or enterprise, as the case may be. However, exculpation does not apply if they acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from their actions as directors. The Company is expressly authorized to advance certain reasonable expenses (including attorneys’ fees and disbursements and court costs) to the Company’s directors and officers and to carry directors’ and officers’ insurance to protect the Company, the Company’s directors, officers and certain employees for some liabilities.

The Company believes that the limitation of liability and indemnification provisions in the Articles of Association facilitates the Company’s ability to continue to attract and retain qualified individuals to serve as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Other Jersey Law Considerations

Purchase of Company Ordinary Shares

As with declaring a dividend, the Company may not buy back or redeem its shares unless the board of directors have made a statutory solvency statement that, immediately following the date on which the buyback or redemption is proposed, the Company will be able to discharge its liabilities as they fall due and, having regard to prescribed factors, the Company will be able to continue to carry on business and discharge its liabilities as they fall due for the 12 months immediately following the date on which the buyback or redemption is proposed (or until the Company is dissolved on a solvent basis, if earlier).

If the above conditions are met and the approvals described below are received, the Company may purchase shares in the manner described below.

The Company may purchase on a stock exchange its own fully paid shares pursuant to a special resolution of the Company’s shareholders. The resolution authorizing the purchase must specify:

•	the maximum number of shares to be purchased;
•	the maximum and minimum prices which may be paid; and
•	a date, not being later than five years after the passing of the resolution, on which the authority to purchase is to expire.

The Company’s shareholders adopted such a resolution on November 13, 2015.

The Company may purchase its own fully paid shares otherwise than on a stock exchange pursuant to a special resolution of the Company’s shareholders, but only if the purchase is made on the terms of a written purchase contract which has been approved by an ordinary resolution of the Company’s shareholders. The shareholder from whom the Company proposes to purchase or redeem shares is not entitled to take part in such shareholder vote in respect of the shares to be purchased.

The Company may fund a redemption or purchase of its own shares from any source. The Company cannot purchase its shares if, as a result of such purchase, only redeemable or treasury shares would remain in issue.

If authorized by a resolution of the Company’s shareholders, any shares that the Company redeems or purchases may be held as treasury shares. Any shares held as treasury shares may be cancelled, sold, transferred for the purposes of or under an employee share scheme or held without cancelling, selling or transferring them. Shares redeemed or purchased by the Company are cancelled where the Company has not been authorized to hold these as treasury shares.

Mandatory Purchases and Acquisitions

The Companies (Jersey) Law 1991 (the "Jersey Companies Law") provides that where a person has made an offer to acquire all the Company’s outstanding shares or a class of all of the Company’s outstanding shares not already held by the person and has as a result of such offer acquired or contractually agreed to acquire 90% or more of such outstanding shares, that person is then entitled (and may be required) to acquire the remaining shares of such shares. In such circumstances, a holder of any such remaining shares may apply to the Jersey court for an order that the person making such offer not be entitled to purchase the holder’s shares or that the person purchase the holder’s shares on terms different to those under which the person made such offer.

Other than as described above (and to the extent the U.K. City Code on Takeovers and Mergers were deemed to apply to the Company), the Company is not subject to any regulations under which a shareholder that acquires a certain level of share ownership is then required to offer to purchase all of the Company’s remaining shares on the same terms as such shareholder’s prior purchase.

Compromises and Arrangements

Where the Company and the Company’s creditors or shareholders or a class of either of them propose a compromise or arrangement between the Company and the Company’s creditors or shareholders or a class of either of them (as applicable), the Jersey court may order a meeting of the creditors or class of creditors or of the Company’s shareholders or class of shareholders (as applicable) to be called in such a manner as the court directs. Any compromise or arrangement approved by a majority in number representing 75% or more in value of the creditors or 75% or more of the voting rights of shareholders or class of either of them (as applicable) if sanctioned by the court, is binding upon the Company and all the creditors, shareholders or members of the specific class of either of them (as applicable).

Whether the capital of the company is to be treated as being divided into a single or multiple class(es) of shares is a matter to be determined by the court. The court may in its discretion treat a single class of shares as multiple classes, or multiple classes of shares as a single class, for the purposes of the shareholder approval referred to above taking into account all relevant circumstances, which may include circumstances other than the rights attaching to the shares themselves.

Rights of Minority Shareholders

Under Article 141 of the Jersey Companies Law, a shareholder may apply to court for relief on the grounds that the conduct of the Company’s affairs, including a proposed or actual act or omission by the Company, is “unfairly prejudicial” to the interests of the Company’s shareholders generally or of some part of the Company’s shareholders, including at least the shareholder making the application. What amounts to unfair prejudice is not defined in the Jersey Companies Law. There may also be common law personal actions available to the Company’s shareholders.

Under Article 143 of the Jersey Companies Law (which sets out the types of relief a court may grant in relation to an action brought under Article 141 of the Jersey Companies Law), the court may make an order regulating the Company’s affairs, requiring it to refrain from doing or continuing to do an act complained of, authorizing civil proceedings and providing for the purchase of shares by the Company or by any of the Company’s other shareholders

Meetings of Shareholders

Shareholders holding 10% or more of the Company’s voting rights and entitled to vote at the relevant meeting may legally require the Company’s directors to call a meeting of shareholders. If the directors do not call the special meeting within 21 days and that meeting is not held within 2 months, the shareholders who requested the meeting may themselves call a meeting.

If an annual general meeting is not held in accordance with the requirements of the Jersey Companies Law, the Jersey Financial Services Commission, or JFSC, may, at the request of any officer, secretary or shareholder, call or direct the calling of an annual general meeting. Failure to call an annual general meeting in accordance with the requirements of the Jersey Companies Law is a criminal offense on the part of a Jersey company and its directors and secretary.

Jersey Tax Considerations

The following summary of the anticipated tax treatment in Jersey of the holders of ordinary shares (other than holders of ordinary shares resident in Jersey) is based on Jersey taxation law as it is understood to apply at the date of this document. It does not constitute legal or tax advice. Holders of ordinary shares should consult their professional advisers on the implications of acquiring, holding or disposing of ordinary shares under the laws of the jurisdictions(s) in which they may be liable to taxation. Holders of ordinary shares should also be aware that tax laws, rules and practice and their interpretation may change.

The Company’s affairs are, and are intended to continue to be, managed and controlled in the United Kingdom for tax purposes and therefore the Company is resident in the United Kingdom for U.K. and Jersey tax purposes.

Under Article 123(1) of the Income Tax (Jersey) Law 1961 (the Income Tax Law), the Company will not be regarded as tax resident in Jersey if:

(i)its business is centrally managed and controlled outside Jersey in a country or territory where the highest rate at which any company may be charged to tax on any part of its income is ten per cent or higher; and

(ii)the company is resident for tax purposes in that country or territory (under the tax legislation of that jurisdiction).

On that basis, as the Company is not resident in Jersey the Company is not subject to income tax in Jersey. However, if the Company derives any income from the ownership, exploitation or disposal of land in Jersey or the importation and supply of hydrocarbon oil to or in Jersey, such income will be subject to income tax at the rate of 20%. Also, id the Company  qualifies as a large corporate retailer with an income in excess of £500,000 such income will be subject to income tax at the rate of up to 20%. It is not expected that the Company will derive any such income.

Withholding Tax

Dividends on ordinary shares may be paid by the Company without withholding or deduction for or on account of Jersey income tax and holders of ordinary shares (unless they are tax resident in Jersey) will not be subject to any tax in Jersey in respect of the holding, sale or other disposition of such ordinary shares.

Goods and Services Tax

Jersey charges a tax on goods and services supplied in the Island (“GST”). The Company is an “international services entity” for the purposes of the Goods and Services Tax (Jersey) Law 2007 (the “GST Law”) and consequently, the Company is not required to:

•	register as a taxable person pursuant to the GST Law;
•	charge goods and services tax in Jersey in respect of any supply made by the Company; or
•	subject to limited exceptions that are not expected to apply to the Company, pay goods and services tax in Jersey in respect of any supply made to the Company.

Stamp Duty

In Jersey, no stamp duty is levied on the issue or transfer of the ordinary shares except that stamp duty is payable on Jersey grants of probate and letters of administration, which will generally be required to transfer ordinary shares on the death of a holder of such ordinary shares to the extent such ordinary shares are deemed to be movable property in Jersey. In the case of a grant of probate or letters of administration, stamp duty is levied according to the size of the estate (wherever situated in respect of a holder of ordinary shares domiciled in Jersey to the extent the estate exceeds £10,000, or situated in Jersey in respect of a holder of ordinary shares domiciled outside Jersey where the net value of the estate situated in Jersey exceeds £10,000) and is payable on a sliding scale at a rate of up to 0.75% of such estate (subject to a maximum of £100,000).

Jersey does not otherwise levy taxes upon capital, inheritances, capital gains or gifts nor are there other estate duties.